Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Jordan Nimitz, Division of Corporation Finance

January 11, 2023

Re:	Prime Harvest, Inc.
Form 1-A
File No. : 024-11880

On behalf of Prime Harvest, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 16:00, Eastern Time, on January 11, 2023 or as soon thereafter as is practicable.

Sincerely,

/s/ E. Duane Alexander

E. Duane Alexander

Chief Executive Officer

Prime Harvest, Inc.